UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Apple Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, no par value
(Title of Class of Securities)

037833100

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Donald J. Rosenberg, Esq.
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California  95014
(408) 996-1010

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$67,142	$2.06

*                                         Estimated solely for the purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be tendered pursuant to this offer.  These options have an aggregate fair value of $67,142 as of March 13, 2007, calculated based on the Black-Scholes-Merton option pricing model.

☐                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Apple Inc., a California corporation (“Apple” or the “Company”), to amend certain options (the “Eligible Options”) that have been granted under the Company’s 1997 Employee Stock Option Plan (the “Plan”): (i) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the date that the grant was finalized, (ii) that were unvested, either in whole or in part, as of December 31, 2004, (iii) that are outstanding as of the last date on which the Offer remains open for acceptance, and (iv) that are held by individuals who are subject to taxation in the United States.

Eligible participants may elect to (i) amend Eligible Options to increase the exercise price per share to the fair market value of a share of the Company’s common stock on the option’s grant date of record (the “New Exercise Price”), and (ii) for each amended Eligible Option, receive a cash payment equal to the difference between the New Exercise Price and the original exercise price per share.  Cash payments will be paid on or promptly following January 25, 2008, and all such payments will be subject to any applicable tax withholding.  Cash payments will not be subject to any further vesting conditions and will be made without regard to whether the Eligible Option is vested and whether an eligible participant is an employee or other service provider of the Company.

The amendment of the Eligible Options will be made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated March 16, 2007 (the “Offer to Amend”), (ii) the Email to All Eligible Option Holders, (iii) the Election Form, and (iv) the Withdrawal Form.  These documents, as they may be amended or supplemented from time to time, together constitute the “Offer Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively.  An “Eligible Option Holder” refers to an individual who holds Eligible Options to purchase shares of Apple common stock that are outstanding on the last date on which this offer remains open for acceptance and who is subject to taxation in the United States.

This Offer is being made upon the terms and subject to the conditions set forth in the Offer to Amend, which, as may be amended or supplemented from time to time, constitutes the Offer, and which is filed as Exhibit (a)(1)(A) hereto.  This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.  The information in the Offer Documents, including all schedules and annexes to the Offer Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2. Subject Company Information.

(a)           Name and Address.

Apple Inc. is the issuer of the securities subject to the Offer to Amend.  The address of the Company’s principal executive office is 1 Infinite Loop, Cupertino, California  95014 and the telephone number at that address is (408) 996-1010.  The information set forth in the Offer to Amend in the section under the caption “The Offer” entitled “Information concerning the Company” is incorporated herein by reference.

(b)           Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of Eligible Options granted under the Plan to amend such Eligible Options and to receive a cash payment with respect to each amended Eligible Option, as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the Email to All Eligible Option Holders attached hereto as Exhibit (a)(1)(B), (iii) the Election Form attached hereto as Exhibit (a)(1)(C), and (iv) the Withdrawal Form attached hereto as Exhibit (a)(1)(D).

As of March 13, 2007, there were options to purchase 114,695 shares of the Company’s common stock outstanding and eligible to participate in this Offer.

(c)           Trading Market and Price.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)           Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections “Eligibility” (Section 1), “Number of options and amount of consideration; expiration of the offer” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment, issuance of cash payments, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15), is incorporated herein by reference.

(b)           Purchases.

None of the members of the Company’s Board of Directors or the Company’s executive officers may participate in the offer.  The information set forth in the Offer to Amend under Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under Section 9, “Source and amount of consideration; terms of amended options,” and Section 11, “Interests of directors and executive officers; transactions and arrangements concerning the options,” is incorporated herein by reference.  See also (1) the form of stock option agreement under the Company’s 1997 Employee Stock Option Plan which is incorporated by reference to Exhibit 4.11 to Apple’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2001 and (2) the Company’s 1997 Employee Stock Option Plan which is incorporated by reference to Exhibit 10.A.49 to Apple’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 filed with the SEC on December 19, 2002.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purpose of the Offer” is incorporated herein by reference.

(b)           Use of Securities Acquired.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Acceptance of options for amendment, issuance of cash payments, and amended options” and “Status of options amended by us in the offer; accounting consequences of the offer” is incorporated herein by reference.

(c)           Plans.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the offer” and “Information concerning the Company” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)           Source of Funds.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of amended options” is incorporated herein by reference.

(b)           Conditions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Conditions of the offer” is incorporated herein by reference.

(d)           Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)           Securities Ownership.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

(b)           Securities Transactions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a)           Financial Information.

The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company,” “Financial statements,” and “Additional information” is incorporated herein by reference.  The financial information included in Apple’s annual report on Form 10-K for the fiscal year ended September 30, 2006, filed with the SEC on December 29, 2006 and Apple’s quarterly report on Form 10-Q for the fiscal quarter ended December 30, 2006, filed with the SEC on February 2, 2007, is incorporated herein by reference. Apple’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q can also be accessed electronically on the SEC’s website at http://www.sec.gov.

(b)           Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” is incorporated herein by reference.

(b)           Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated March 16, 2007
(a)(1)(B)	Draft Email to All Eligible Option Holders
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Form of addendum
(a)(1)(F)	Form of amendment to stock option agreement and promise to make cash payment
(a)(1)(G)	Forms of confirmation emails
(a)(1)(H)	Forms of initial reminder emails to eligible option holders
(a)(1)(I)(i)

Form of stock option agreement under Apple Inc.’s 1997 Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.11 to Registration Statement on Form S-8 filed with the SEC on December 24, 2001)

(a)(1)(J)(ii)

Apple Inc.’s 1997 Employee Stock Option Plan (incorporated by reference to Exhibit 10.A.49 to Apple’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 filed with the SEC on December 19, 2002)

(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13. Information Required by Schedule 13E-3.

(a)           Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

APPLE INC.

/s/ Donald J. Rosenberg
Donald J. Rosenberg
Senior Vice President, General Counsel and
Secretary

Date: March 16, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated March 16, 2007
(a)(1)(B)	Draft Email to All Eligible Option Holders
(a)(1)(C)	Election Form
(a)(1)(D)	Withdrawal Form
(a)(1)(E)	Form of addendum
(a)(1)(F)	Form of amendment to stock option agreement and promise to make cash payment
(a)(1)(G)	Forms of confirmation emails
(a)(1)(H)	Forms of initial reminder emails to eligible option holders
(a)(1)(I)(i)

Form of stock option agreement under Apple Inc.’s 1997 Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.11 to Registration Statement on Form S-8 filed with the SEC on December 24, 2001)

(a)(1)(I)(ii)

Apple Inc.’s 1997 Employee Stock Option Plan (incorporated by reference to Exhibit 10.A.49 to Apple’s Annual Report on Form 10-K for the fiscal year ended September 28, 2002 filed with the SEC on December 19, 2002)

(b)	Not applicable
(d)	Not applicable
(g)	Not applicable
(h)	Not applicable